SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of	Commission File Number
February, 2006	33-80178

TEMBEC INDUSTRIES INC.
(Exact name of the registrant as specified in its charter)

QUEBEC, CANADA
(Jurisdiction of Incorporation or Organization)

800, René-Levésque Boulevard West, Suite 1050
Montréal, Quebec H3B 1X9
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F ___                                    Form 40-F  X

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _____________                             No X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

TEMBEC INDUSTRIES INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

February 14, 2006

TEMBEC INDUSTRIES INC.

/s/ Antonio Fratianni
ANTONIO FRATIANNI
Vice President, General Counsel and Secretary

EXPLANATORY NOTE

        This Form 6-K/A is being furnished solely to provide corrected headings on pages 9 and 10 of the registrant's MD&A contained in Exhibit 99.1 hereto, which was originally filed under Form 6-K on February 8, 2006.

EXHIBIT LIST

Exhibit                 Description

99.1                    First Quarter Management's Discussion and Analysis